03 MAR 19 7:21

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
65) 68857471
65) 68857391

03007844

28 January 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

SUPPL

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 34,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Yours faithfully

dlw 4/7

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 34,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 28 DAY OF JANUARY 2003

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 34,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 34,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares :** Pari Passu

(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	769,970,091	384,985,045.50	Before Exercise : 10,790,000 Add Options Granted on 20.12.02 : 3,830,000 Less Options Cancelled : (78,000) Less Exercise : (34,000)
			Add Exercise	34,000	17,000.00	
			After Exercise	770,004,091	385,002,045.50	Outstanding : 14,508,000

3. **Outstanding Warrants/TSR :**

Outstanding Convertible Bonds:

Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : Caroline Chang

Authorised Signature : [signature]

Designation : Secretary

Date : 28 January 2003

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
15,000	$2.42	$ 36,300.00	Neo Wee Sim
6,000	$2.84	$ 17,040.00	Tan Mui Wah Annie
3,000	$3.78	$ 11,340.00	Sng Fook Yuan
8,000	$0.91	$ 7,280.00	Pang Sen Fook via OCBC Securities Pte Ltd (sub-account name of KSN-Kep Grp Corp Cr Union Ltd)
2,000	$3.78	$ 7,560.00	Pang Way Tak via OCBC Securities Pte Ltd (sub-account name of KSN-Kep Grp Corp Cr Union Ltd)
	Total value of shares exercised =	$79,520.00	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	15,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.42	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$1.92	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM 24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 15,000 ordinary shares for a cash consideration. (f) 27.1.03

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,992,545.50	-	-
Paid-up Share Capital	$384,992,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 28 January 2003

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

---

* Delete where inapplicable.

‡ This Certificate is not to be completed if paragraph 3 of this Form is completed.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	6,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.84	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.34	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			
The consideration for which the shares have been so allotted is as follows:			

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 6,000 ordinary shares for a cash consideration. (f) 27.1.03

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,995,545.50	-	-
Paid-up Share Capital	$384,995,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 28 January 2003

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

The Companies Act
(Chapter 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	5,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.78	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.28	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 5,000 ordinary shares for a cash consideration. (f) 27.1.03

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,998,045.50	-	-
Paid-up Share Capital	$384,998,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 28 January 2003

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.
‡ This Certificate is not to be completed if paragraph 3 of this Form is completed.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on ....21 May 2002..

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	8,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$0.91	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$0.41	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 8,000 ordinary shares for a cash consideration. (f) 27.1.03

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$385,002,045.50	-	-
Paid-up Share Capital	$385,002,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 28 January 2003

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE (65)63236200

28 January 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 34,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 34,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

CC: Temasek Holdings
(Attn: Ms Gian Lay Hoon)
GFD
GC
GM (GTR)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	769,970,091	
SHARE OPTION SCHEME	34,000	27.1.2003
TOTAL	770,004,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

03 MAR 19 AM 7:21

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

4 February 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 15,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 15,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 04 DAY OF FEBRUARY 2003

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 15,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 15,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	770,004,091	385,002,045.50	Before Exercise : 14,508,000
			Add Exercise	15,000	7,500.00	Less Exercise : (15,000)
			After Exercise	770,019,091	385,009,545.50	Outstanding : 14,493,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : [signature]

Designation : **Secretary** **Date** : **4 February 2003**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	15,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.84	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.34	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807 (c) 198003912M (d) Singapore	(e) 15,000 ordinary shares for a cash consideration. (f) 30.1.03

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$385,009,545.50	-	-
Paid-up Share Capital	$385,009,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 4 February 2003

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

---

* Delete where inapplicable.

† This Certificate is not to be completed if paragraph 3 of this Form is completed.

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
15000	$2.84	42600	Neo Wee Sim
	Total value of shares exercised =	42600	

Notes:

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

31 January 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 15,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 15,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Gan Lay Hoon)
GFD
GC
GM (GTR)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	770,004,091	
SHARE OPTION SCHEME	15,000	30.1.2003
TOTAL	770,019,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

03 MAR 19 AM 7:21

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

27 February 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 45,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 45,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 27 DAY OF FEBRUARY 2003

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 45,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 45,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	770,019,091	385,009,545.50	Before Exercise : 14,493,000
			Add Exercise	45,000	22,500.00	Less Exercise : (45,000)
			After Exercise	770,064,091	385,032,045.50	Outstanding : 14,448,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : [signature]

Designation : **Secretary** **Date** : **27 February 2003**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
3000	$3.50	10500	Lim Wei Boen, Suzanne
10000	$2.80	28000	Wong Heang Tuck
7000	$2.84	19880	Li, Willy
25000	$2.25	56250	Chin Ming Lek
	Total value of shares exercised =	114630	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	3.00		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration · Share payable in cash · For a consideartion other than cash · Share Capital / Allottees Particulars · List of Shareholders after the allotment · Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) **Allottee is an Individual**
- (•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/02/2003 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.30		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) Allottee is an Individual
(•) Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 10000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/02/2003 (dd/mm/yyyy)

Save Reset Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.34		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**

(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 7000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/02/2003 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	25000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.75		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 25000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/02/2003 (dd/mm/yyyy)

Save Reset Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Nominal Value per Share :	0.50		
Amount of Authorised Share Capital :	1500000000.00		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	~~384922545.50~~	0.00	0.00
Amount of Paid-up Share Capital :	~~384922545.50~~	0.00	0.00

Should read as 385,032,045.50

should read as 385,032,045.50

Share Capital (2)

Currency :	~~U.S. DOLLAR (119)~~		
Nominal Value per Share :	1.00		
Amount of Authorised Share Capital :	384907045.50		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	0.00	350000.00	0.00
Amount of Paid-up Share Capital :	~~0.00~~	~~350000.00~~	~~0.00~~

X NIL

26/02 '03 09:24 FAX 65 3236990 B A C S PTE LTD 001

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE (65)63236200

27 February 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 45,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 45,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN YAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Gian Lay Hoon)
GFD
GC
GM (GTR)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	770,019,091	
SHARE OPTION SCHEME	45,000	26.2.2003
TOTAL	770,064,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

REGISTRARS

03 MAR 19 AM 7:21

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

5 March 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 81,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 81,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 05 DAY OF MARCH 2003

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 81,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID ARISING FROM THE 81,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	770,064,091	385,032,045.50	Before Exercise : 14,448,000
			Add Exercise	81,000	40,500.00	Less Exercise : (81,000)
			After Exercise	770,145,091	385,072,545.50	Outstanding : 14,367,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : [signature]

Designation : **Secretary** **Date** : **5 March 2003**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
5000	$3.78	18900	Wong Khei Luun
5000	$3.78	18900	Wong Kin Wah
22000	$3.78	83160	Chin Tin Chie, Tina
28000	$3.78	105840	Yeo Chien Sheng, Nelson
10000	$3.96	39600	Wong Khei Luun
5000	$2.84	14200	Poon Mae-Fon, Wendy
6000	$2.42	14520	Teng Chai Heng
	Total value of shares exercised =	295120	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	60000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	3.28		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a considearation other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**

(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) : 0

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 60000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 04/03/2003 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration · Share payable in cash · For a consideration other than cash · Share Capital / Allottees Particulars · List of Shareholders after the allotment · Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385032045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**385032045.50**	**0.00**	**0.00**

Share Capital (2)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385062045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**385[illegible]062045.50**	**0.00**	**0.00**

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	3.46		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) | 0

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 10000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 04/03/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385032045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**385032045.50**	**0.00**	**0.00**

Share Capital (2)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385067045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**385067045.50**	**0.00**	**0.00**

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.34		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) 0

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 04/03/2003 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**3850032045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**3850032045.50**	**0.00**	**0.00**

Share Capital (2)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**3850069545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**3850069545.50**	**0.00**	**0.00**

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.92		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**

(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) 0

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 6000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 04/03/2003 (dd/mm/yyyy)

Save Reset Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Nominal Value per Share :	0.00		
Amount of Authorised Share Capital :	0.00		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	385032045.50	0.00	0.00
Amount of Paid-up Share Capital :	385032045.50	0.00	0.00

Share Capital (2)

Currency :	SINGAPORE DOLLAR (099)		
Nominal Value per Share :	0.50		
Amount of Authorised Share Capital :	1500000000.00		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	385072545.50	0.00	0.00
Amount of Paid-up Share Capital :	38550072545.50	0.00	0.00

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

5 March 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 81,000 SHARES**

We confirm that we have today despatched the share certificate in regard to the allotment of 81,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

Helen

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Giam Lay Hoon)
GFD
GC
GM (GTR)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	770,064,091	
SHARE OPTION SCHEME	81,000	4.3.2003
TOTAL	770,145,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

03 MAR 10 AM 7:21

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

6 March 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 72,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 72,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 06 DAY OF MARCH 2003

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 72,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 72,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	770,145,091	385,072,545.50	Before Exercise : 14,367,000
			Add Exercise	72,000	36,000.00	Less Exercise : (72,000)
			After Exercise	770,217,091	385,108,545.50	Outstanding : 14,295,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : Caroline Chang

Authorised Signature : [signature]

Designation : Secretary

Date : 6 March 2003

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
7000	$3.78	26460	Tan Khwai Pian via OCBC Securities Pte Ltd (sub-acc name of KSN-Kep Grp Corp Cr Union Ltd)
8000	$3.78	30240	Chow Wai Laye
18000	$3.78	68040	Tan Peng Pong
22000	$3.78	83160	Koh Yew Sin, Albert
11000	$3.50	38500	Koh Yew Sin, Albert
2000	$2.84	5680	Toh Lee Ching
4000	$2.84	11360	Wee Wai Yan, Terence
	Total value of shares exercised =	263440	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	55000		
Amount paid or due and payable on each share			
paid :	0.05		
due and payable :	0		
Amount of premium paid or payable on each share :	3.28		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) Allottee is an Individual
(•) Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 55000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/03/2003 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385032045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**385032045.50**	**0.00**	**0.00**

Share Capital (2)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385100045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	~~**3855075295.50**~~ 385,100,045.50	**0.00**	**0.00**

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11000		
Amount paid or due and payable on each share			
paid :	0.05		
due and payable :	0		
Amount of premium paid or payable on each share :	3.00		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch | Search

Registration No. : * 198003912M | Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 11000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/03/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385032045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**385032045.50**	**0.00**	**0.00**

Share Capital (2)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385105545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	~~**3855075845.50**~~ 385,105,545.50	**0.00**	**0.00**

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6000		
Amount paid or due and payable on each share			
paid :	0.05		
due and payable :	0		
Amount of premium paid or payable on each share :	2.34		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**

(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 6000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/03/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385032045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**385032045.50**	**0.00**	**0.00**

Share Capital (2)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385108545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	~~**3855076145.50**~~	**0.00**	**0.00**

385,108,545.50

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

6 March 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 72,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 72,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Gran Ley Hoon)
GFD
GC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	770,145,091	
SHARE OPTION SCHEME	72,000	5.3.2003
TOTAL	770,217,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

03 MAR 13 AM 7:21

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

10 March 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 49,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

Caroline

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 49,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 10 DAY OF MARCH 2003

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 49,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 49,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	770,217,091	385,108,545.50	Before Exercise : 14,295,000
			Add Exercise	49,000	24,500.00	Less Exercise : (49,000)
			After Exercise	770,266,091	385,133,045.50	Outstanding : 14,246,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : Caroline Chang

Authorised Signature : [signature]

Designation : Secretary　　　　**Date** : **10 March 2003**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
5000	$3.78	18900	Leo Song Tong
18000	$3.78	68040	Toh Ko Lin
20000	$3.78	75600	Lim Jit Pok, Jim
6000	$2.84	17040	Hui Mui Kwai
	Total value of shares exercised =	179580	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	43000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	3.28		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**

(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 43000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/03/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385032045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**385032045.50**	**0.00**	**0.00**

Share Capital (2)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385130045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	X ~~**3855097645.50**~~ 385,130,045.50	**0.00**	**0.00**

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.34		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) **Allottee is an Individual**
- (•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 6000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/03/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385032045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**385032045.50**	**0.00**	**0.00**

Share Capital (2)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385133045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	X ~~3855100645.50~~ 385,133,045.50	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

10 March 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 49,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 49,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Goh Lay Hoon)
GFD
GC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	770,217,091	
SHARE OPTION SCHEME	49,000	7.3.2003
TOTAL	770,266,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

03 MAR 12 7:21

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

11 March 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 265,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 265,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 11 DAY OF MARCH 2003

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 265,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 265,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	770,266,091	385,133,045.50	Before Exercise : 14,246,000
			Add Exercise	265,000	132,500.00	Less Exercise : (265,000)
			After Exercise	770,531,091	385,265,545.50	Outstanding : 13,981,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature :

Designation : **Secretary** **Date** : **11 March 2003**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
83,000	$0.91	$ 75,530.00	Teo Soon Hoe
55,000	$3.78	$207,900.00	Teo Soon Hoe
20,000	$2.25	$ 45,000.00	Wee Hui Tek Lionel
22,000	$2.25	$ 49,500.00	Wong Bok Koo
15,000	$2.42	$36,300.00	Ooi Yew Tee Christopher
10,000	$2.42	$ 24,200.00	Tey Khar Noi Angela
10,000	$2.25	$ 22,500.00	Tey Khar Noi Angela
6,000	$3.78	$ 22,680.00	Kee Heok Seng via OCBC Securities Pte Ltd (sub-account name of KSN-Kep Grp Corp Cr Union Ltd)
15,000	$2.42	$ 36,300.00	Cheong Hup Guan Allan via OCBC Securities Pte Ltd (sub-account name of KSN-Kep Grp Corp Cr Union Ltd)
15,000	$2.25	$ 33,750.00	Cheong Hup Guan Allan via OCBC Securities Pte Ltd (sub-account name of KSN-Kep Grp Corp Cr Union Ltd)
7,000	$2.42	$ 16,940.00	Ainun Bte Abu Bakar via OCBC Securities Pte Ltd (sub-account name of KSN-Kep Grp Corp Cr Union Ltd)
7,000	$2.25	$ 15,750.00	Ainun Bte Abu Bakar via OCBC Securities Pte Ltd (sub-account name of KSN-Kep Grp Corp Cr Union Ltd)
	Total value of shares exercised =	$586,350.00	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

$0.91 - 83,000 shares
$3.78 - 61,000 shares
$2.25 - 74000 shares
$2.42 - 47,000 shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	83000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	0.41		

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Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 83000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/03/2003 (dd/mm/yyyy)

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Nominal Value per Share :	0.00		
Amount of Authorised Share Capital :	0.00		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	385032045.50	0.00	0.00
Amount of Paid-up Share Capital :	385032045.50	0.00	0.00

Share Capital (2)

Currency :	SINGAPORE DOLLAR (099)		
Nominal Value per Share :	0.50		
Amount of Authorised Share Capital :	1500000000.00		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	385174545.50	0.00	0.00
Amount of Paid-up Share Capital :	X ~~3855142145.50~~ 385,174,545.50	0.00	0.00

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	61000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	3.28		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 61000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/03/2003 (dd/mm/yyyy)

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385032045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**385032045.50**	**0.00**	**0.00**

Share Capital (2)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385205045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	X ~~**3855172645.50**~~ 385,205,045.50	**0.00**	**0.00**

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	74000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.75		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) **Allottee is an Individual**
- (•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 74000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/03/2003 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385032045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**385032045.50**	**0.00**	**0.00**

Share Capital (2)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385242045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	X ~~3855209645.50~~ 385,242,045.50	**0.00**	**0.00**

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	47000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.92		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 47000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/03/2003 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385032045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**385032045.50**	**0.00**	**0.00**

Share Capital (2)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385265545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	X ~~3855233145.50~~ 385,265,545.50	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE (65)63236200

11 March 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 265,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 265,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Gan Lay Hoon)
GFD
GC
GM (GTR)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	770,266,091	
SHARE OPTION SCHEME	265,000	10.3.2003
TOTAL	770,531,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

REGISTRARS

03 MAR 13 7:21

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

12 March 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 317,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 317,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

[signature]

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 12 DAY OF MARCH 2003

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 317,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 317,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	770,531,091	385,265,545.50	Before Exercise : 13,981,000
			Add Exercise	317,000	158,500.00	Less Exercise : (317,000)
			After Exercise	770,848,091	385,424,045.50	Outstanding : 13,664,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : ____________

Designation : **Secretary** **Date** : **12 March 2003**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
5000	$3.78	18900	Yeo Puay Hoon (Mrs Mak Puay Hoon)
5000	$3.78	18900	Veerappan Vellaiappan
55000	$3.78	207900	Lim Chee Onn
83000	$0.91	75530	Lim Chee Onn
70000	$2.80	196000	Loh Wing Siew
20000	$2.84	56800	Hoe Eng Hock
7000	$2.42	16940	Tan Lee Noi Aileen
10000	$2.42	24200	Wong Pek Yoke, Magdalene
12000	$2.42	29040	Mahmood Anguilla via HL Bank Nominees (S) Pte Ltd
3000	$2.25	6750	Tan Lee Noy Jennie
7000	$2.25	15750	Tan Lee Noi Aileen
10000	$2.25	22500	Wong Pek Yoke, Magdalene
15000	$2.25	33750	Mahmood Anguilla via HL Bank Nominees (S) Pte Ltd
15000	$2.25	33750	Lim Wei Boen, Suzanne
	Total value of shares exercised =	756710	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

$3.78 - 65,000
$0.91 - 83,000
$2.80 - 70,000
$2.84 - 20,000
$2.42 - 29,000
$2.25 - 50,000

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	83000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	0.41		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 83000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/03/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385032045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**385032045.50**	**0.00**	**0.00**

Share Capital (2)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385307045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	X ~~**3855274645.50**~~ 385,307,045.50	**0.00**	**0.00**

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	65000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	3.28		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) Allottee is an Individual
(•) Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 65000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/03/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385032045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**385032045.50**	**0.00**	**0.00**

Share Capital (2)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385339545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	X ~~**3855307145.50**~~ 385,339,545.50	**0.00**	**0.00**

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.34		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) Allottee is an Individual
(•) Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 20000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/03/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385032045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**385032045.50**	**0.00**	**0.00**

Share Capital (2)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385349545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	X ~~**385317145.50**~~ 385,349,545.50	**0.00**	**0.00**

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	70000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.30		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 70000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/03/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385032045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**385032045.50**	**0.00**	**0.00**

Share Capital (2)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385384545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	X ~~**3855352145.50**~~ 385,384,545.50	**0.00**	**0.00**

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	50000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.75		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 50000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/03/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385032045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**385032045.50**	**0.00**	**0.00**

Share Capital (2)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385409545.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	X ~~**3855377145.50**~~ 385,409,545.50	**0.00**	**0.00**

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	29000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.92		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a considerartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 29000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/03/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385032045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**385032045.50**	**0.00**	**0.00**

Share Capital (2)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385424045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	X ~~3855391645.50~~ 385,424,045.50	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

12 March 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 317,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 317,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Goh Lay Hoon)
GFD
GC
GM (GTR)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	770,531,091	
SHARE OPTION SCHEME	317,000	11.3.2003
TOTAL	770,848,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

03 MAR 19 AM 7:21

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

14 March 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 20,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 20,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 14 DAY OF MARCH 2003

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 20,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 20,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	770,848,091	385,424,045.50	Before Exercise : 13,664,000
			Add Exercise	20,000	10,000.00	Less Exercise : (20,000)
			After Exercise	770,868,091	385,434,045.50	Outstanding : 13,644,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : [signature]

Designation : **Secretary** **Date** : **14 March 2003**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
20000	$2.25	45000	Wong Fea Yung, Jasmine
	Total value of shares exercised =	45000	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.75		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 20000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 12/03/2003 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385032045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**385032045.50**	**0.00**	**0.00**

Share Capital (2)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	X ~~**385444045.50**~~	**0.00**	**0.00**
Amount of Paid-up Share Capital :	X ~~**3855411645.50**~~	**0.00**	**0.00**

385,434,045.50

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

13 March 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 20,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 20,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Gran Lay Hoon
GFD
GC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	770,848,091	
SHARE OPTION SCHEME	20,000	12.3.2003
TOTAL	770,868,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

03 MAR 19 7:21

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

14 March 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 137,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 137,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

[signature]

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 14 DAY OF MARCH 2003

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 137,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 137,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	770,868,091	385,434,045.50	Before Exercise : 13,644,000
			Add Exercise	137,000	68,500.00	Less Exercise : (137,000)
			After Exercise	771,005,091	385,502,545.50	Outstanding : 13,507,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : [signature]

Designation : **Secretary** **Date** : **14 March 2003**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
2000	$3.78	7560	Wong Kin Wah
55000	$3.78	207900	Choo Chiau Beng
30000	$2.42	72600	Tan Joong Hiong
10000	$2.25	22500	Lee Chern Yan, Christabel
10000	$2.25	22500	Siew Lai Wan
30000	$2.25	67500	Tan Joong Hiong
	Total value of shares exercised =	400560	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

$3.78 - 57,000 shrs 55+2
$2.42 - 30,000 shrs
$2.25 - 50,000 shrs (10+10+30)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	57000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	3.28		

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Resolution / Declaration | Share payable in cash | For a considerartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**

(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person..

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 57000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/03/2003 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385032045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**385032045.50**	**0.00**	**0.00**

Share Capital (2)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital	X ~~**385472545.50**~~	**0.00**	**0.00**
Amount of Paid-up Share Capital :	X ~~**3855440145.50**~~	**0.00**	**0.00**

385,462,545.50

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	30000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.92		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 30000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/03/2003 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385032045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**385032045.50**	**0.00**	**0.00**

Share Capital (2)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	~~**385487545.50**~~	**0.00**	**0.00**
Amount of Paid-up Share Capital :	~~**38554455145.50**~~	**0.00**	**0.00**

385,477,545.50

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**0.50**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	50000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.75		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE 1**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 50000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/03/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.00**		
Amount of Authorised Share Capital :	**0.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**385032045.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**385032045.50**	**0.00**	**0.00**

Share Capital (2)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	~~**385512545.50**~~ X 385,502,545.50	**0.00**	**0.00**
Amount of Paid-up Share Capital :	~~**3855480145.50**~~ X 385,502,545.50	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

14 March 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 137,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 137,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Goh Lay Hoon)
EFD
GC
GM (GTR)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	770,868,091	
SHARE OPTION SCHEME	137,000	13.3.2003
TOTAL	771,005,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

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